[redacted]

14047415

TW 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 67539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spouting Rock Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Matsonford Road, Five Radnor Corporate Center, Suite 441
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blakely Page 610-788-2128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue (Address) Wayne (City) PA (State) 19087 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spouting Rock Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Matsonford Road, Five Radnor Corporate Center, Suite 441
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Blakely Page 610-788-2128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blakely C. Page, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spouting Rock Capital Advisors, LLC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Blakely C. Page
Signature

Managing Partner
Title

Todd F. Silbergeld
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TODD F. SILBERGELD, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 2, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washington DC
404

SPOUTING ROCK CAPITAL ADVISORS, LLC

Financial Statements

December 31, 2013

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

SPOUTING ROCK CAPITAL ADVISORS, LLC

Financial Statements

December 31, 2013

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spouting Rock Capital Advisors, LLC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Spouting Rock Capital Advisors, LLC
Radnor, Pennsylvania

We have audited the accompanying financial statements Spouting Rock Capital Advisors, LLC (the "LLC"), which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the LLC's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016
www.stephanoslack.com

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spouting Rock Capital Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Stephano Slack LLC

Stephano Slack LLC

February 27, 2014
Wayne, Pennsylvania

SPOUTING ROCK CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	21,123
Accounts Receivable		18,613
Member Advance		216,500
Securities Owned, at Fair Value		8,759
Property and Equipment, Net of Accumulated Depreciation		2,769
Other Assets		25,106
TOTAL ASSETS	$	292,870

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable	$	2,734
Members' Equity		290,136
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	292,870

The accompanying notes are an integral part of these financial statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC
Statement of Operations
For the Year Ended December 31, 2013

Revenues		
Advisory Fees	$	22,500
Retainer Fees		197,000
Success Fees		597,399
Other Income		19,111
Loss on Securities Investment Account		(16,797)
TOTAL REVENUES		819,213
Expenses		
Commissions Expense		747,908
Communications and Data Processing		38,785
Occupancy Expense		35,107
Other Expenses		138,924
TOTAL EXPENSES		960,724
NET LOSS	$	(141,511)

The accompanying notes are an integral part of these financial statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

Balance, January 1, 2013	$	401,647
Net Loss		(141,511)
Member Contribution		30,000
BALANCE, DECEMBER 31, 2013	$	290,136

The accompanying notes are an integral part of these financial statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (141,511)
Adjustments to Reconcile Net Loss to	
Net Cash Flows Used by Operating Activities	
Depreciation	692
Decrease (Increase) in Assets	
Accounts Receivable	(7,637)
Member Advance	114,750
Securities Owned, at Fair Value	(8,759)
Other Assets	(13,883)
Increase (Decrease) in Liabilities	
Accounts Payable	(12,625)
NET CASH FLOWS USED BY OPERATING ACTIVITIES	(68,973)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(3,461)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Contribution	30,000
NET DECREASE IN CASH	(42,434)
CASH, BEGINNING OF YEAR	63,557
CASH, END OF YEAR	$ 21,123

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

Spouting Rock Capital Advisors, LLC (the "LLC") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The LLC is engaged in a single line of business as a broker-dealer, which comprises several classes of services, including advisory services, private placement services and retainer fees. The LLC is located in Pennsylvania and was organized as a Delaware Limited Liability Company that provides brokerage services to customers who are predominately small and middle-market businesses.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The LLC considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The LLC maintains cash balances at a financial institution. A non-interest bearing account with a depository institution will be insured by the Federal Deposit Insurance Corporation for a total of $250,000. In the normal course of business, the LLC may have deposits that exceed the insured balance in its non-interest bearing account.

Accounts Receivable - Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the LLC and recorded on a trade date basis.

Securities are recorded at fair value in accordance with *the Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ('FASB ASC 820").

As required by the *Financial Services - Broker and Dealer* Topic of the FASB Accounting Standards Codification No. 940 ("FASB ASC 940"), any unrealized gains or losses resulting from subsequent measurement of securities owned and securities sold, not yet purchased to fair value are included in profit and loss on the statement of operations.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Computers	5 Years
Software	3 Years
Furniture and Fixtures	5 Years

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less than cost to sell. There was no impairment loss noted as of December 31, 2013.

Fair Value of Financial Instruments - As required by the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, accounts receivable, other assets, and accounts payable approximate their fair value because of their short-term maturity.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are received based on the terms and conditions of the agreement but recognized as earned on a pro rata basis over the term of the contract.

Income Taxes - The LLC does not pay corporate income taxes on their taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

The LLC has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the LLC has no uncertain tax positions that need to be evaluated under the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The LLC's management believes it is no longer subject to income tax examinations for years prior to 2010.

Advertising Cost – Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended December 31, 2013 was $5,266.

NOTE 3 - Property and Equipment

Property and equipment at December 31, 2013 were as follows:

Computer	$	9,827
Software		384
Furniture and Fixtures		1,249
TOTAL PROPERTY AND EQUIPMENT		11,460
Less: Accumulated Depreciation		8,691
NET PROPERTY AND EQUIPMENT	$	2,769

Depreciation expense for the year ended December 31, 2013 was $692.

NOTE 4 - Member Advance

The LLC advanced a member funds for living expenses. At December 31, 2013, the member advance was $216,500.

NOTE 5 - Fair Value of Financial Instruments

The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 5 - Fair Value of Financial Instruments (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the LLC has the ability to access.
Level 2	Inputs to the valuation methodology include • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices, that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the LLC's assets and liabilities at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Securities Owned				
U.S. Equities	$ 8,759	$ 0	$ 0	$ 8,759

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2013.

U.S. Equities: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the Company.

NOTE 5 - Fair Value of Financial Instruments (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 6 - Lease Commitments

The LLC leases office space under a non-cancelable operating lease with monthly payments totaling $5,765 and expiring in December 2015. The LLC subleases office space to a related party at 50% of the monthly cost. Net rental expense for the year ended December 31, 2013 was $34,584.

The following is a schedule by years of net future minimum payments for the non-cancellable operating lease described above for the years ended December 31:

2014	$	35,228
2015		35,868
TOTAL	$	71,096

NOTE 7 - Major Customers

During the year ended December 31, 2013, the LLC had four major customers. Gross revenue from these customers amounted to 83% of gross revenue for the year ended December 31, 2013. Accounts receivable outstanding relating to this revenue at December 31, 2013 was $10,000, which amounts to 54% of total receivables.

NOTE 8 - Exempt Provisions of Rule 15c3-3

The LLC operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the rule.

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2013.

NOTE 9 - Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the LLC had net capital of $35,834, which was $30,834 in excess of its required net capital of $5,000. The LLC's aggregate indebtedness to net capital ratio was .076 to 1.

NOTE 10 - Concentrations of Credit Risk

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the LLC has evaluated those events and transactions that occurred from January 1, 2014 through February 27, 2014, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Spouting Rock Capital Advisors, LLC
Radnor, Pennsylvania

We have audited the financial statements of Spouting Rock Capital Advisors, LLC as of and for the year ended December 31, 2013, and have issued our report thereon dated February 27, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Stephano Slack LLC
Stephano Slack LLC

February 27, 2014
Wayne, Pennsylvania

125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016
www.stephanoslack.com

SPOUTING ROCK CAPITAL ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

NET CAPITAL		
Total Members' Equity		$ 290,136
Deductions		
Non-Allowable Assets		
Accounts Receivable	8,613	
Member Advance	216,500	
Property and Equipment, Net Accumulated Depreciation	2,769	
Other Assets	25,106	
TOTAL DEDUCTIONS		252,988
Net Capital Before Haircuts on Security Positions		37,148
Haircuts on Securities Positions		
U.S. Equity		1,314
NET CAPITAL		$ 35,834
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable		$ 2,734
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% x $2,734)		$ 182
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		$ 30,834
NET CAPITAL LESS 120% OF MINIMUM ($5,000 x 120%)		$ 29,834
TOTAL AGGREGATE INDEBTEDNESS		$ 2,734
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.076 to 1

SPOUTING ROCK CAPITAL ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
December 31, 2013

RECONCILIATION WITH LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2013)

NET CAPITAL, AS REPORTED IN LLC'S PART II (UNAUDITED) FOCUS REPORT	$	25,834
AUDIT ADJUSTMENTS		
ALLOWABLE ACCOUNTS RECEIVABLE		10,000
NET CAPITAL PER ABOVE	$	35,834

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Spouting Rock Capital Advisors, LLC
Radnor, Pennsylvania

In planning and performing our audit of the financial statements of Spouting Rock Capital Advisors, LLC (the "LLC"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016
www.stephanoslack.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the LLC's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

February 27, 2014
Wayne, Pennsylvania

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Spouting Rock Capital Advisors, LLC
Radnor, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Spouting Rock Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Spouting Rock Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Spouting Rock Capital Advisors, LLC's management is responsible for Spouting Rock Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting a difference of $2,343 due to a loss on investments, which has been amended by the LLC.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016
www.stephanoslack.com

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC
Stephano Slack LLC

February 27, 2014
Wayne, Pennsylvania

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600
fax 610-687-0016

+ www.stephanoslack.com